SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 20)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Scott Griswold

10900 Wilshire Boulevard

Los Angeles, California 90024

(310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 256603 101	Page 2 of 7 Pages

(1)	NAMES OF REPORTING PERSONS David H. Murdock
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) SC, BK, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
(14)	TYPE OF REPORTING PERSON (see instructions) IN, HC

1 Represents 1,000 shares owned indirectly through DFC Holdings, LLC (“Parent”), which is the owner of 100% of the outstanding common stock, par value $0.001 per share (“Common Stock”), of Dole Food Company, Inc. Mr. Murdock indirectly owns 100% of the membership interests in Parent, 77.1% of which are owned indirectly through the David H. Murdock Living Trust dated May 28, 1986, as amended, for which Mr. Murdock is the trustee, and 22.9% of which are owned indirectly through Castle & Cooke Investments, Inc. (“Investments”), which is wholly owned by Mr. Murdock.

SCHEDULE 13D

CUSIP No. 256603 101	Page 3 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Castle & Cooke Investments, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) SC, BK, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 229
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 229
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229[2]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

2 Represents shares owned indirectly through Parent. Investments indirectly owns 22.9% of the membership interests in Parent through Castle & Cooke Holdings, Inc. (“Holdings”), which is wholly owned by Investments.

SCHEDULE 13D

CUSIP No. 256603 101	Page 4 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Castle & Cooke Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) SC, BK, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 229
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 229
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229[3]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

3 Represents shares owned indirectly through Parent.

SCHEDULE 13D

CUSIP No. 256603 101	Page 5 of 7 Pages

This Amendment No. 20 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended (as amended, the “Schedule 13D”). This Amendment, and the Original Schedule 13D, relate to the shares of common stock, par value $0.001 per share (“Common Stock”), of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D, as previously amended. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 31, 2013, at a special meeting of the Issuer’s stockholders, the holders of (i) a majority of the shares of Common Stock outstanding and entitled to vote at the meeting, and (ii) a majority of the outstanding shares of Common Stock not beneficially owned by Parent, Purchaser, Mr. Murdock, or their respective affiliates, or by the directors and executive officers of the Issuer, voted to adopt the Merger Agreement.

On November 1, 2013, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Purchaser was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock was converted into the right to receive $13.50 in cash, other than (i) shares held at the Effective Time by Parent, Purchaser, Mr. Murdock, or their respective affiliates, or by the Issuer and its subsidiaries, all of which shares were cancelled without payment, and (ii) shares held by stockholders who properly demanded and perfected appraisal rights under Delaware law. Each stock option (other than those held by Mr. Murdock) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (a) $13.50, minus the applicable exercise price per share of the option, and (b) the number of shares of Common Stock issuable upon exercise of the option, which amount will be paid within 15 days after the Effective Time. Each restricted stock award and restricted stock unit (“RSU”) (including both time-based RSUs and performance shares, which are performance-based RSUs) outstanding immediately prior to the Effective Time was converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (x) $13.50, and (y) the number of shares of Common Stock subject to such award, which amount will be paid within 15 days after the vesting date of the applicable award, subject to the continued employment of the holder thereof with the Issuer or any of its subsidiaries through the vesting date and the achievement of the applicable performance metric, if any (which performance metric is subject to adjustment in connection with the Merger).

At the Effective Time, the Issuer became a wholly owned subsidiary of Parent with 1,000 shares of common stock issued and outstanding, par value $0.001 per share (the “Surviving Company Common Stock”), and the separate corporate existence of Purchaser ceased.

On November 4, 2013, as a result of the Merger, the Common Stock ceased trading on the New York Stock Exchange (“NYSE”) before the open of the market and the Issuer became eligible for delisting from the NYSE and termination of registration under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). On such date, the NYSE filed a Form 25 with the SEC to notify the SEC of the delisting of the Common Stock from the NYSE and the deregistration of the Common Stock.

The Issuer intends to terminate its reporting obligations under the Exchange Act by promptly filing a Form 15 with the SEC. The Issuer’s obligations to file or furnish certain reports and forms with the SEC will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

SCHEDULE 13D

CUSIP No. 256603 101	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Interests of Reporting Persons:

(1)	Mr. Murdock:

As of the date of the filing of this Amendment, Mr. Murdock has beneficial ownership of, and sole voting and sole dispositive power with respect to, an aggregate of 1,000 shares, or 100%, of the Surviving Company Common Stock. These 1,000 shares are owned indirectly through Parent. Mr. Murdock indirectly owns 100% of the membership interests in Parent, 77.1% of which are owned indirectly through the David H. Murdock Living Trust dated May 28, 1986, as amended, for which Mr. Murdock is the trustee, and 22.9% of which are owned indirectly through Investments, which is wholly owned by Mr. Murdock.

(2)	Investments:

As of the date of the filing of this Amendment, Investments has beneficial ownership of, and sole voting and sole dispositive power with respect to, an aggregate of 229 shares, or 22.9%, of the Surviving Company Common Stock. These 229 shares are owned indirectly through Parent. Investments indirectly owns 22.9% of the membership interests in Parent through Holdings.

(3)	Holdings:

As of the date of the filing of this Amendment, Holdings has beneficial ownership of, and sole voting and sole dispositive power with respect to, an aggregate of 229 shares, or 22.9%, of the Surviving Company Common Stock. These 229 shares are owned indirectly through Parent.

(c) Except for the transactions described in Item 4, there were no transactions in Common Stock effected by the Reporting Persons since the filing of Amendment No. 19 to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

SCHEDULE 13D

CUSIP No. 256603 101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013

By:	/s/ David H. Murdock
Name:	David H. Murdock, individually and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott Griswold
Name:	Scott Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott Griswold
Name:	Scott Griswold
Title:	Executive Vice President